CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Continental Minerals Corporation

We have audited the accompanying consolidated balance sheets of Continental Minerals Corporation as of December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Continental Minerals Corporation as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 9 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

April 13, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2005	2004

Assets

Current assets
Cash and equivalents	$4,009,244	$7,396,308
Accounts receivable	200,588	6,941
Amounts due from related party (note 7)	152,319	–
Prepaid expenses	56,669	101,107
	4,418,820	7,504,356

Mineral property interests (note 4)	999,006	–
Equipment (note 5)	132,241	–
Investments (note 3)	1	1

	$5,550,068	$7,504,357

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$500,346	$349,236
Amounts due to related party (note 7)	–	5,003
	500,346	354,239

Non-controlling interest (note 4)	40,361	–

Shareholders' equity
Share capital (note 6(b))	19,465,518	10,843,269
Contributed surplus (notes 6(e))	545,035	2,727,254
Deficit	(15,001,192)	(6,420,405)
	5,009,361	7,150,118
Continuing operations (note 1)
Commitments (notes 3(a) and 6(f))
Subsequent events (notes 4(a) and 6(d))

	$5,550,068	$7,504,357

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Year ended December 31
	2005	2004	2003

Expenses
Conference and travel	$277,471	$50,917	$29,267
Exploration (schedule)	6,113,320	2,139,062	–
Exploration - stock-based compensation (note 6(d))	230,524	1,233,670	–
Foreign exchange	153,176	148,910	–
Insurance	99,614	78,654	33,027
Interest expense (income)	(142,887)	(119,588)	(5,754)
Legal, accounting and audit	294,393	433,670	25,478
Office and administration	730,431	358,634	102,634
Office and administration - stock-based compensation (note 6(d))	584,797	1,202,325	352,854
Shareholder communications	197,350	46,339	14,701
Trust and filing	42,598	26,724	46,018
Loss for the year	$8,580,787	$5,599,317	$598,225

Basic and diluted loss per share	$(0.22)	$(0.17)	$(0.03)

Weighted average number of common shares outstanding	39,516,486	32,592,964	20,906,714

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Year ended December 31
	2005	2004	2003

Deficit, beginning of year	$(6,420,405)	$(821,088)	$(7,694,111)
Adjustment to paid-up capital (note 6(a))	–	–	7,471,248
	(6,420,405)	(821,088)	(222,863)
Loss for the year	(8,580,787)	(5,599,317)	(598,225)

Deficit, end of year	$(15,001,192)	$(6,420,405)	$(821,088)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended December 31
Cash provided by (used for)	2005	2004	2003

Operating activities
Loss for the year	$(8,580,787)	$(5,599,317)	$(598,225)
Items not involving cash
Stock-based compensation	815,321	2,435,995	352,854
Amortization	2,806	–	–
Changes in non-cash operating working capital
Amounts receivable	(155,037)	8,547	34,307
Prepaid expenses	57,767	(53,262)	20,282
Accounts payable and accrued liabilities	101,647	228,672	101,441
Cash used for operating activities	(7,758,283)	(2,979,365)	(89,341)

Investing activities
Acquisition of Highland Mining Inc. (net of cash acquired)
(note 4(a))	(999,905)	–	–
Acquisition of fixed assets	(14,030)	–	–
Cash used for investing activities	(1,013,935)	–	–

Financing activities
Issuance of common shares, net of issue costs	5,624,710	7,502,314	2,843,647
Due to related parties	(239,556)	(43,723)	48,726
Cash provided by financing activities	5,385,154	7,458,591	2,892,373

Increase (decrease) in cash and equivalents	(3,387,064)	4,479,226	2,803,032
Cash and equivalents, beginning of year	7,396,308	2,917,082	114,050

Cash and equivalents, end of year	$4,009,244	$7,396,308	$2,917,082

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$–	$–	$–

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$2,997,539	$61,595	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended December 31
Xietongmen Property	2005	2004	2003

Exploration Costs
Amortization	$2,806	$–	$–
Assays and analysis	601,687	32,496	–
Drilling	2,909,216	120,655	–
Engineering	47,143	–	–
Equipment rentals and leases	60,863	3,288	–
Geological	928,463	182,810	–
Graphics	41,464	7,648	–
Property and finders' fees	16,269	1,581,585	–
Site activities	927,943	94,541	–
Socioeconomic	248,432	12,535	–
Transportation	329,034	103,504	–
Incurred during the year	6,113,320	2,139,062	–
Non-cash stock based compensation	230,524	1,233,670	–
	6,343,844	3,372,732	–
Balance, beginning of year	3,372,732	–	–
Balance, end of year	$9,716,576	$3,372,732	$–

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

Continental Minerals Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property is the Xietongmen Copper- Gold Property in China (note 4 (a)).

The Company has incurred losses since inception and the ability of the Company to ensure continuing operations are dependent on the Company maintaining its mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue. The ability of the Company to carry out its planned business obligations is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; and have been reconciled to United States generally accepted accounting principles in note 9. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

	(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

	(c)	Investments

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(d)	Equipment

Equipment is used in the Company’s exploration activities and are stated at cost less accumulated amortization. Amortization, which is included in exploration expenses in the statement of operations, is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

(e)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the date of issuance, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(f)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 6(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(h)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Gains or losses on translation are recorded in the statement of operations.

(i)	Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, loss available to common shareholders equals reported loss. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties, valuation of income tax assets, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisition, as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(k)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments. The fair value of amounts due from related party is not determinable due to the related party nature and the lack of a market to such balances.

The fair values of the Company’s investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 3), are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(l)	Segment disclosures

The Company operated in a single segment – the acquisition, exploration and development of mineral properties in China.

(m)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(n)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(o)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset’s fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(p)	Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). Pursuant to AcG15, the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that the Xietongmen joint venture is a variable interest entity requiring consolidation.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(q)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	INVESTMENTS

	December 31	December 31
	2005	2004
Investment in Gibraltar preferred shares (note 3(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 6(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

During 2001, the Company completed an arrangement agreement (the “Arrangement”) whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. (“Gibraltar”), a subsidiary of Taseko Mines Limited (“Taseko”), a company with certain directors in common with Continental.

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class, pursuant to the provisions of the British Columbia Business Corporations Act (formerly the Company Act), in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are:

a)	until July 21, 2001, $3.39;

b)	if after July 21, 2001 but before July 21, 2002, $3.64,

c)

if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

At December 31, 2005, the conversion rate was $4.64.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar’s interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar’s reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar’s taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd. (subsequently renamed Andean American Mining Corp.), a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

4.	MINERAL PROPERTY INTERESTS

Xietongmen Property	December 31	December 31
	2005	2004

Balance, beginning of the year	$–	$–
Acquired during the year	999,006	–
Balance, end of the year	$990,006	$–

(a)	Xietongmen Property

In February 2004, the Company announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (subsequently renamed Great China Mining Inc., “GCMI”), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in Xietongmen copper-gold property, located 260 kilometres west of Lhasa in Tibet. In May 2004, the Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property.

In November 2004, the Property Option Agreement was cancelled and the Company signed a formal agreement in its place (the “Preliminary Option Agreement”), that required further Canadian and Chinese regulatory approvals. Under the Preliminary Option Agreement, the Company acquired options to earn up to a 60% interest in Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a "wholly-owned foreign enterprise" in China which owns 100% of the Xietongmen Property.

In December 2004, a formal agreement (the “Option Agreement”) was finalized and received Canadian and Chinese regulatory approvals. Under the Option Agreement, the Company acquired options to earn up to a 60% interest in Highland as follows:

The Company could earn an initial 50% interest in Highland (the "First Option") by:

(i)	paying initial option payments totalling US$2 million, comprising:

	(a)	US$1.2 million ($1,435,292) upon receipt of regulatory approvals, which was paid in December 2004; and

	(b)	the US$0.8 million ($944,880) balance within one year, which was paid in December 2005; and

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(ii)

funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Property. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005 with a further US$2 million of exploration expenditures required to be funded by November 10, 2006.

Upon acquisition of 50% of Highland, the Company could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. In March 2005, the Company agreed and pledged those shares to the founding shareholders of Highland so that they could be transferred to the founding shareholders of Highland for US$1 if the Company had ceased to fund the mandatory First Option amounts described above. The pledged Highland shares were to be released upon completion of the option payments and exploration expenditures required under the First Option.

As of December 31 2005, the Company had fulfilled its obligations, including the payment of the balance option payment of US$0.8 million on December 15, 2005, and having spent over US$5 million on the Xietongmen Property, to complete and exercise the First Option (which US$5 million has been expensed as exploration costs). The Company gave a notice of exercise of First Option to GCMI as well as notice of the Company’s intention to exercise the Second Option.

Having completed the First Option, the Company acquired a 50% interest in Highland Mining Inc. on December 15, 2005. The acquisition of Highland was accounted for as an asset acquisition on that date. The following table summarizes the fair value of the consideration given and the estimated fair value of assets acquired and liabilities assumed as at the acquisition date:

Cost, net of cash acquired of $39,463:	$999,905

Net assets acquired:
Mineral property interest	$999,006
Equipment	121,017
Other current assets (net)	(30,294)
Accounts payable	(49,463)
Non-controlling interest	(40,361)
$999,905

Under the Option Agreement, the Company will manage Highland and Tian Yuan during the option period. Once the Second Option is exercised and the first US$8 million in exploration expenditures is funded, further equity and/or loan funding of Highland will be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

On April 13, 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7843 GCMI shares for each Continental common share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval. The Company will also acquire certain minerals property interests surrounding the Xietongmen property through the issuance of 1,500,000 common shares of the Company.

(b)	Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands (Haida Gwaii), British Columbia.

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold property and will be convertible into common shares of Gibraltar’s parent company Taseko Mines Limited (“Taseko”), upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 3(a)).

5.	EQUIPMENT

	December 31, 2005			December 31, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Vehicles	$ 109,702	$ 2,806	$ 106,896	$ –	$ –	$ –
Buildings	12,767	–	12,767	–	–	–
Field	5,356	–	5,356	–	–	–
Computers	6,269	–	6,269	–	–	–
Furniture	953	–	953	–	–	–
	$ 135,047	$ 2,806	$ 132,241	$ –	$ –	$ –

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

6.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

At December 31, 2005, the Company’s authorized share capital consisted of:

(i) an unlimited number of common shares without par value; and
(ii) an unlimited number of non-voting, redeemable preferred shares (2004 – unlimited) without par value.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed that the paid-up capital of the Company’s common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 21, 2001). For financial statement purposes, this reduction has been presented as a reduction of share capital of $7,128,939 and a reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

Pursuant to the Arrangement and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company’s obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company’s net assets. The Company may not dispose of its Gibraltar preferred shares.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	Amount
Balance, December 31, 2002	20,594,101	$7,564,652
Private placement, March 2003, net of issue costs (i)	367,000	273,971
Shareholder and Court-approved reduction of paid-up capital	–	(7,128,939)
Share purchase warrants exercised	184,251	119,763
Private placement, October 2003, net of issue costs (ii)	5,000,000	2,449,913
Balance, December 31, 2003	26,145,352	3,279,360
Private placement, July 2004, net of issue costs (iii)	7,000,000	6,595,839
Share purchase warrants exercised	4,423,500	875,975
Share purchase options exercised	60,999	30,500
Fair value of stock options allocated to shares issued on exercise	–	61,595
Balance, December 31, 2004	37,629,851	10,843,269
Share purchase warrants exercised	5,620,000	3,558,000
Share purchase options exercised	4,056,334	2,066,710
Fair value of stock options allocated to shares issued on exercise		2,997,539
Balance, December 31, 2005	47,306,185	$19,465,518

(i)

In March 2003, the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004. The 183,500 warrants issued on this private placement were exercised in 2004.

(ii)

In December 2003, the Company completed a private placement of 5,000,000 units at a price of $0.50 per unit for gross proceeds of $2.5 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $0.50 until December 31, 2005. The warrants issued on this private place were exercised in 2005 and 2004 (note 5 (c))

(iii)

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. The warrants are subject to a 45 day accelerated expiry upon notice by the Company (which has not been given), if the shares trade at or above $2.10 for 10 consecutive trading days. In 2005, 1,360,000 warrants issued on this private placement were exercised, and the remaining 5,640,000 warrants were still outstanding as at December 31, 2005.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Note reference	–	–	6(b)(i)	6(b)(ii)	6(b)(iii)
Expiry date	June 5	Dec. 27	July 5	Dec. 31	Jul. 12
	2004	2003	2004	2005	2006
Exercise price	$0.10	$0.65	$0.85	$0.50	$1.05	TOTAL
Balance,
Dec. 31, 2002	–	345,710	–	–	–	345,710
Issued	3,500,000	–	183,500	5,000,000	–	8,683,500
Exercised	–	(184,251)	–	–	–	(184,251)
Expired	–	(161,459)	–	–	–	(161,459)
Balance,
Dec. 31, 2003	3,500,000	–	183,500	5,000,000	–	8,683,500
Issued	–	–	–	–	7,000,000	7,000,000
Exercised	(3,500,000)	–	(183,500)	(740,000)	–	(4,423,500)
Balance,
Dec. 31, 2004	–	–	–	4,260,000	7,000,000	11,260,000
Exercised	–	–	–	(4,260,000)	(1,360,000)	(5,620,000)
Balance,
Dec. 31, 2005	–	–	–	–	5,640,000	5,640,000

Subsequent to December 31, 2005, a total of 3,346,000 warrants were exercised for proceeds of $3,513,330.

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders at the 2004 annual general meeting that allows it to grant up to 7,500,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the cases of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

The continuity schedule of share purchase options of which 670,934 are exercisable is as follows:

		Weighted
Share purchase options outstanding	Number of	average
	options	exercise price
Balance, December 31, 2002	–	$–
Granted	4,100,000	0.50
Balance, December 31, 2003	4,100,000	0.50
Granted	800,000	1.19
Exercised	(60,999)	0.50
Expired or cancelled	(26,667)	0.50
Balance, December 31, 2004	4,812,334	0.61
Granted	1,195,000	1.59
Exercised	(4,056,334)	0.51
Expired or cancelled	(91,733)	1.22
Balance, December 31, 2005	1,859,267	1.44

The following table summarizes information pertaining to the Company’s stock options outstanding at December 31, 2005

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of	options	contractual	exercise	options	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$1.00 to $1.15	432,600	0.91	$ 1.10	432,600	$ 1.10
$1.15 to $1.30	260,000	1.92	1.20	86,667	1.20
$1.30 to $1.45	251,667	0.92	1.33	151,667	1.33
$1.45 to $1.60	15,000	1.95	1.50	–	1.50
$1.60 to $1.75	900,000	1.74	1.70	–	1.70
$1.00 to $1.75	1,859,267	1.46	$ 1.44	670,934	$ 1.16

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003 have been reflected in the statement of operations as follows:

	December 31	December 31	December 31
	2005	2004	2003
Exploration
Engineering	$49,602	$180,080	$–
Environmental, socioeconomic and land	15,552	29,386	–
Geological	165,370	1,024,204	–
	230,524	1,233,670	–
Operations and administration	584,797	1,202,325	352,854
Total compensation cost recognized in operations
and credited to contributed surplus	$815,321	$2,435,995	$352,854

The assumptions used to estimate the fair value of options during the period were:

	2005	2004	2003
Risk-free interest rate	4%	3%	3%
Expected life	1.46 years	2.1 years	2 years
Vesting period	6 to 18 months	6 to18 months	6 to 18 months
Expected volatility	75%	121%	122%
Expected dividend yield	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Subsequent to December 31, 2005, a total of 121,000 options were exercised for proceeds of $136,550, and 5,000 options were cancelled.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, December 31, 2002	$342,309
Changes during 2002
Court-approved reduction in contributed surplus (note 6(a))	(342,309)
Non-cash stock-based compensation	352,854
Balance, December 31, 2003	352,854
Changes during 2004
Non-cash stock-based compensation	2,435,995
Share purchase options exercised, credited to share capital	(61,595)
Balance, December 31, 2004	2,727,254
Changes during 2005
Non-cash stock-based compensation	815,321
Share purchase options exercised, credited to share capital	(2,997,539)
Balance, December 31, 2005	$545,035

(f)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3(a)). The Company will redeem the shares for the number of Taseko Shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro-rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Due from (to) related party	2005	2004
Hunter Dickinson Inc. (b)	$152,319	$(5,003)

Reimbursement for third party expenses and
services rendered by:	Years ended December 31
	2005	2004	2003
Hunter Dickinson Inc. (a)	$1,296,586	$381,076	$68,356

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

Related party balances receivable or payable, are non-interest bearing and due on demand, and represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.

8.	INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2004 – $nil; 2003 – $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not previously recognized and items not deductible for tax purposes, such as stock-based compensation expense.

	December 31	December 31
	2005	2004
Future income tax assets
Mineral properties	$100,000	$105,000
Loss carry forwards	1,085,000	455,000
Unrealized capital losses	–	360,000
Other	85,000	115,000
Subtotal	1,270,000	1,035,000
Valuation allowance	(1,270,000)	(1,035,000)
Net future income tax asset	$–	$–

At December 31, 2005, the Company had available non-capital losses for Canadian income tax purposes totalling approximately $3.2 million expiring in various periods to 2011.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

9.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
Consolidated Statements of Operations
Loss for the year under Canadian GAAP	$8,580,787	$5,599,317	$598,225
Adjustments under US GAAP	–	–	–
Loss for the year under US GAAP	$8,580,787	$5,599,317	$598,225

Basic and diluted loss per share for the year under US GAAP	$(0.22)	$(0.17)	$(0.03)

	As at December	As at December
Consolidated Balance Sheets	31, 2005	31, 2004
Total assets under Canadian GAAP	$5,550,068	$7,504,357
Adjustments under US GAAP
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$19,063,954	$21,018,243

Total liabilities under Canadian GAAP	$500,346	$354,329
Adjustments under US GAAP
Value of Redeemable preferred shares (a)	13,513,886	13,513,886
Total liabilities under US GAAP	$14,014,232	$13,868,215

Total shareholders' equity under Canadian GAAP	$5,009,361	$7,150,118
Adjustments under US GAAP
Share Capital (a) and (b)	20,379,837	20,379,837
Contributed Surplus (b)	342,309	342,309
Accumulated Deficit (a) and (b)	(20,722,146)	(20,722,146)
Total shareholders' equity under US GAAP	$5,009,361	$7,150,118

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the years ended December 31, 2005, 2004 and 2003.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material differences from Canadian GAAP follows:

(a)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian and US GAAP purposes. However, included in the cost Harmony property that was acquired in fiscal 2001, were mineral property exploration costs that had been capitalized for Canadian GAAP purposes. As a result of capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company (note 3) on the sale of the Harmony Gold Property.

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP (note 6(f)). As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(b)

US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approve such an offset, which is permitted under Canadian GAAP (note 6(a)). Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for December 31, 2005 and 2004.

(c)

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on January 1, 2003, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(d)	Accounts receivable comprise:

	As at December	As at December
	31, 2005	31, 2004
GST receivable	$151,290	$4,941
Advances and other receivables	49,298	2,000
	$200,588	$6,941

(e)	Impact of recent United States accounting pronouncements:

i)

On December 16, 2004, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective for the first annual reporting period beginning after June 15, 2005. As the Company currently uses the fair value method to account for all stock option grants this statement is not expected to result in a significant difference between Canadian GAAP and US GAAP. The Company will adopt SFAS 123(R) for the year commencing January 1, 2006.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

ii)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

iii)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.